82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

04012472

January 19, 2004

04 JAN 29 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW, Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 19, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

SUPPL

/jn
enclosure

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

dlw 1/30

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

January 19, 2004
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

New Program to be Initiated on Diamond Concessions - Completion of $300,000 Private Placement

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation, is pleased to announce the start of the next program on the Kenieba Nord and Kenieba Sud diamond concessions, which will consist of attempting to locate the, as yet undiscovered, source kimberlites for alluvial diamonds located in several areas within the concessions. The initial focus will be on diamonds found in the following areas:

1. Upper parts of Disse and Bilali Rivers where several diamonds have been found.
2. Upper part of Doundi River where diamonds of 0.50, 1.00 and 1.25 carats have been found.
3. Doundi River where 98, 102, 137 and 232 carat diamonds have been found.

It is thought likely that the diamonds in the in the upper part of the Disse, Bilali and Doundi Rivers originated from undiscovered kimberlites above the 300 metre high Tambaoura escarpment. Several small, circular, magnetic anomalies have been identified here and will be examined for possible kimberlite occurrences. In the area of the discovery of the large diamonds in the Doundi River, 10 large pits will be dug in search for more diamonds and diamond indicator minerals. The exact horizon where the diamonds were discovered is known. Finally, two areas shown on the Government Geological Map as large circular structures will be examined as possible locations of kimberlites. The above searches will use a combination of geological mapping, ground magnetometer work and sampling for indicator minerals.

The Company is also pleased to report the successful completion of the one million unit, $300,000 private placement announced November 5, 2003. Each unit consists of one share and a one-half share purchase warrant. Each one warrant entitles the holder to purchase one additional share at $0.40 per share for a one year period. The four month hold period on the shares expires on April 24, 2004, and the warrants expire on November 5, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
CEO & Director